

13001058

PE 2/4/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 19 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/19/13

Anne T. Larin
General Motors Company
anne.t.larin@gm.com

Re: General Motors Company
Incoming letter dated February 4, 2013

Dear Ms. Larin:

This is in response to your letters dated February 4, 2013 and March 8, 2013 concerning the shareholder proposal submitted to GM by John Chevedden. We also have received letters from the proponent dated February 18, 2013, February 20, 2013, March 10, 2013, and March 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Motors Company
Incoming letter dated February 4, 2013

The proposal requests that the board of directors adopt a policy that, whenever possible, the chairman of the board shall be an independent director, as defined in the proposal.

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that GM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
General Motors Company (GM)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The resolved text states:
"RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen."

The company introduces the example of Edward Whitacre. However, the company does not discuss the possibility that once Mr. Whitacre added the title of CEO to his Chairman title, that the company would then seek a new Chairman.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anne Larin <anne.t.larin@gm.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

March 10, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
General Motors Company (GM)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The company failed to cite any text in the proposal which advocates voting for or against any director based on director qualifications or otherwise. The company fails to cite any text in the proposal that even suggests that a director be reassigned to a different committee. The company failed to cite any text in the proposal that said that any director was not qualified.

The company failed to provide any precedent for text to be excluded from a rule 14a-8 proposal that had absolutely no recommendation for or against the election of any director.

The company did not address the number of times in the past decade where the proponent was not a candidate and yet sponsored rule 14a-8 proposals at other companies, that still included text regarding director qualifications.

The company implicitly refuses, after 35 days to think about it, to give empirical information from the last 10-years, for the company or its predecessor company, to support its suggestion that when there have been outside director nominees that do not appear in the company proxy materials, that it has materially affected the outcome of the election of directors. The company does not disclose the highest vote any such director received in the last 10-years at the company.

An additional response will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anne Larin <anne.t.larin@gm.com>



Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

March 8, 2013

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a response to the letters to the Staff dated February 18 and February 20, 2013 from John Chevedden commenting on my February 4 no-action request to omit Mr. Chevedden's stockholder proposal (the "Proposal") from the proxy materials for the 2013 Annual Meeting of Stockholders of General Motors Company ("General Motors", "GM" or the "Company). Mr. Chevedden's letters to the Staff are included with this letter as Exhibits A and B.

Under the Proposal stockholders would request that the Board of Directors adopt a policy requiring whenever possible that the chairman be an independent director, defined as "a director who has not previously served as an executive officer" of the Company. The Proposal further states, "The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings." General Motors' February 4 letter stated that we intend to omit the proposal under Rule 14a-8(i) (3) because it is vague and indefinite and under Rule 14a-8(i)(8) because it could affect the election of directors at the Annual Meeting.

In his February 18 letter, Mr. Chevedden addressed GM's second basis for omission, that it could affect the election of directors. In our request for a no-action letter, GM pointed out that we have been informed that Mr. Chevedden will be nominated for election to the Board of Directors at our annual meeting by a stockholder who intends to solicit proxies for his election. We also pointed out that the Proposal's supporting statement includes two paragraphs of criticism of individual GM directors. While these statements are introduced as "the context of our Company's corporate governance," they focus instead on other companies that are associated in various ways with our Board members.

The proponent responds to this argument in two ways. First, he suggests that GM is required to provide historical information about previous elections that involved candidates nominated by a stockholder within the past ten years. Nothing in the proxy rules or the SEC's commentary on the rules in releases, no-action responses, legal bulletins, or other interpretive assistance supports Mr. Chevedden's demands for "empirical information". The Rule permits the exclusion of a proposal that "Otherwise *could* affect the outcome of the upcoming election of directors [emphasis added]"; there is no requirement that a company demonstrate the likelihood that a candidate would succeed or fail.

As noted in my earlier letter, the SEC has consistently held "with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections . . . since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12] are applicable thereto." Release No. 34-12598 (July 7, 1976). The proxy rules, including Rule 14a-12, apply to all proxy contests, whether or not success is likely. Insurgents are not excused from compliance even if the odds against them are long. There is no support for the proposition that a candidate who is not likely to be elected may use Rule 14a-8 to conduct his campaign. Determining which candidacies are likely to succeed—separating serious candidates from dabblers and dreamers—would be inherently speculative as well as unduly burdensome to the Staff.

Instead, Rule 14a-8(i)(8)(v) sets forth a broad standard for excluding all proposals that could affect a director election, on the basis that elections are regulated by other portions of the proxy rules. In this case, General Motors has been properly informed that the proponent will be a candidate for election at the annual meeting and that proxies will be solicited for him. My earlier letter provided a copy of this notice as well as Mr. Chevedden's written consent to be nominated. In the supporting statement, the future nominee specifically criticizes several current GM directors who are likely to be nominated for election in competition with Mr. Chevedden. Given his formal candidacy, it would be inappropriate for the Staff to decide that his criticisms of the current directors in the supporting statement could *not* affect the outcome of the election.

The proponent's February 18 letter also defends the inclusion of criticism of various GM directors in the supporting as relevant to the proposal and not excludable under subsection (iii) of Rule 14a-8(i)(8), which permits omission of a proposal that "Questions the competence, business judgment, or character of one or more nominees or directors." The reference in my earlier letter to no-action letters under subsection (iii) evidently was confusing; let me try to make my position clearer. The Staff has made subtle distinctions to identify what type of criticism of directors makes a proposal excludable under subsection (iii), and my letter cited a number of examples. In the case of the Proposal, however, these distinctions are not necessary because it is excludable under subsection (v)—the supporting statement could affect the outcome of the director elections because the proponent offering this criticism is himself a candidate for election to the Board, which distinguishes this proposal from all of the proposals the cited no-action letters. (To avoid further confusion, I note that General Motors is also not attempting to exclude the proposal under Rule 14a-8(i)(3) on the grounds that these critical statements violate the proxy rules as materially false or misleading, cf. Cummins Inc. (February 14, 2013); The Boeing Company (January 29, 2013.)

Moreover, since the criticism of specific directors is only tenuously connected to the Project as part of "the context of our Company's overall corporate governance", it seems reasonable to suspect that the criticism is included, not to persuade stockholders to support the Proposal, but to bolster Mr. Chevedden's candidacy. His February 18 letter identifies opposition statements by several companies in 2013 that cite their own governance practices in areas other than the topic of the proposal as a defense against that proposal. A company responding to a proposal that would modify its corporate governance might reasonably describe other aspects of its corporate governance to give a complete picture of its practices. In contrast, the criticisms of GM directors in the Proposal's supporting statement illuminate the context of GM's overall corporate governance only to the extent that specific individuals on the Board are also directors of companies that are alleged to have deficient corporate governance. For example, the last paragraph of the supporting statement states that three directors also serve on the boards of other companies that received low ratings from GMI/The Corporate Library. This provides little information about General Motors' corporate governance (aside from the proponent's implication that our directors are associated with problematic companies) but meaningful ammunition against those individuals in an election context. Such assertions properly belong in proxy soliciting materials, not a Rule 14a-8 stockholder proposal.

Mr. Chevedden's second letter, dated February 20, addresses GM's contention that the Proposal may be excluded under Rule 14a-8(i)(3) as vague and misleading. The definition of "independent", which is key to the Proposal, refers to someone "who has not ***previously*** served as an executive officer" [emphasis added]. As discussed in my earlier letter, the Proposal does not indicate when this determination should be made, and in circumstances when a director became an executive officer after his election as chairman (as happened at General Motors in 2009), it is not clear if or when he ceased to be independent so that pursuant to the policy advocated in the Proposal the Board should have selected a new independent chairman. GM's letter specifically noted, "If a director becomes an executive officer during his term, it would not become true that he had "previously" served as an executive officer, unless "previously" is mean to measured day to day and minute to minute." The letter argued that the latter interpretation seemed unlikely since it would eradicate the distinction between "previously served" and "currently serving," which seems significant to such a simple definition.

In his February 20 letter, Mr. Chevedden stated without further explanation, "The company has not addressed the fact that a chairman, who recently served a short stint as company CEO, actually has previous CEO service." This statement illustrates the issue here. It seems that Mr. Chevedden's point is that a chairman who is also serving as the CEO could be said to have "previous CEO service" because as part of his current service he would also have "recently served a short stint" as CEO. However, the statement that a chairman "recently served a short stint as CEO" is more commonly understood to mean that his stint is complete and he is no longer CEO. In that case, the chairman would not be considered independent as defined in the Proposal only when his service ended, but not while he is an active CEO. A more plausible interpretation of the Proposal would be that the chairman's independence would be measured at each election, so that the chairman who becomes CEO during his term would not be considered independent at the next election, but the provision in the Proposal referring to a chairman who ceases to be independent between elections is inconsistent with that interpretation.

Contrary to the proponent's assertion GM's no-action request, which included the sentence quoted in the preceding paragraph, does address the idea that currently serving as an executive officer includes in some way previous service, if measured on a minute by minute or day by basis. The only distinction between GM's argument and Mr. Chevedden's "fact" seems to be his description of the chairman as having "*recently* served a *short stint*" as an executive officer. Perhaps he intends to highlight some subtle difference between service on a minute to minute or day to day basis and a "short stint," but surely a stockholder in trying to evaluate the Proposal or a board in trying to implement it would not readily share his understanding of how long a "short stint" should be. Even in the light of Mr. Chevedden's additional comments, if the policy set forth in the Proposal had been in effect in December 2009 when GM's current Chairman also became its CEO, it would not have been clear at what point he ceased to be independent because he "previously had served" as an executive officer or had "recently served a short stint" as CEO and should be replaced.

It may seem surprising to read the Proposal so literally that a current executive officer could be deemed independent under its definition. The definition in the Proposal, however, is very idiosyncratic. For example, under the Proposal the spouse of the CEO or the largest customer or supplier would be deemed independent, so common sense or ordinary practice does not seem to be a reliable guide to interpreting the definition of "independent". Significantly, while similar proposals have included a requirement that the chairman may not have previously been an executive officer, these proposals generally separately require independence, whether or not it is defined in the proposal. See, e.g., The Goldman Sachs Group, Inc. (March 5, 2013); Nabors Industries Ltd. (February 28, 2013); AT&T Inc. (February 29, 2012); Reliance Steel & Aluminum Co. (February 2, 2012). By defining an independent person solely as someone who has not previously been an executive officer, the Proposal invites confusion. Because of this vagueness in a key term, the Proposal can be omitted under Rule 14a-8(i)(3) as materially false or misleading.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for GM's 2013 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Corporate Secretary and Attorney

Enclosures

c: John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Motors Company (GM)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The company does not give empirical information from the last 10-years, for the company or its predecessor company, to support its suggestion that when there have been outside director nominees that do not appear in the company proxy materials, that it has materially affected the outcome of the election of directors. The company does not disclose the highest vote any such director received in the last 10-years at the company.

In regard to relevance, on the other side of the coin 2013 management opposition statements have already been received from the following companies that cite the good governance polices of the respective companies in areas other than the topic of the shareholder proposal itself:
Lockheed Martin Corporation (LMT)
Allergan, Inc. (AGN)
The McGraw-Hill Companies, Inc. (MHP)

The company acknowledges that *Pfizer Inc.* (Dec. 6, 2012) and *URS Corp.* (March 22, 2012) do not support its position and it apparently cites older cases as an alternative.

Additional information will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anne Larin <anne.t.larin@gm.com>

Exhibit B

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Motors Company (GM)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The company has not addressed the fact that a chairman, who recently served a short stint as company CEO, actually has previous CEO service.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anne Larin <anne.t.larin@gm.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Motors Company (GM)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The company has not addressed the fact that a chairman, who recently served a short stint as company CEO, actually has previous CEO service.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anne Larin <anne.t.larin@gm.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 18, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Motors Company (GM)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 4, 2013 company request concerning this rule 14a-8 proposal.

The company does not give empirical information from the last 10-years, for the company or its predecessor company, to support its suggestion that when there have been outside director nominees that do not appear in the company proxy materials, that it has materially affected the outcome of the election of directors. The company does not disclose the highest vote any such director received in the last 10-years at the company.

In regard to relevance, on the other side of the coin 2013 management opposition statements have already been received from the following companies that cite the good governance polices of the respective companies in areas other than the topic of the shareholder proposal itself:

Lockheed Martin Corporation (LMT)
Allergan, Inc. (AGN)
The McGraw-Hill Companies, Inc. (MHP)

The company acknowledges that *Pfizer Inc.* (Dec. 6, 2012) and *URS Corp.* (March 22, 2012) do not support its position and it apparently cites older cases as an alternative.

Additional information will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Anne Larin <anne.t.larin@gm.com>

[GM: Rule 14a-8 Proposal, December 17, 2012]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned that GM had 4 directors involved with a bankruptcy. David Bonderman was involved with the Magellan Health Services bankruptcy and was on our executive pay committee. Erroll Davis, Kathryn Marinello and Philip Laskawy were involved with the General Motors bankruptcy and controlled 75% of our audit committee including the chairmanship. With 14 members our board is large and 11 members might be the optimum size. A large board is less than optimal when one person controls the offices of the Chairman and CEO. Mr. Bonderman was our leader in getting negative votes. He showed that he could get 10-times as many negative votes as some of our other directors.

Theodore Solso joined our board in 2012 and brings experience from the D-rated board (by GMI) of Ball Corporation which is aggressive in attempting to avoid shareholder proposals seeking improvement. James Mulva also joined our board in 2012 and brings experience from the D-rated board of General Electric. Thomas Schoewe joined our board in 2011 and brings experience from the D-rated board of Northrop Grumman.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*



Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan, 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

February 4, 2013

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal (the "Proposal") received on December 17, 2102 from John Chevedden from the proxy materials for the 2013 Annual Meeting of Stockholders of General Motors Company ("General Motors", "GM" or the "Company). The Proposal states:

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

A copy of the proposal and its supporting statement and related correspondence between GM and Mr. Chevedden is enclosed as Exhibit A to this letter.

General Motors intends to omit the proposal for the following reasons under Rule 14a-8:

- It is contrary to the proxy rules' prohibition of materially false or misleading statements because of its vagueness and indefiniteness (subsection (i)(3)); and

- The supporting statement could affect the outcome of the upcoming election of directors (subsection (i)(8)).

The Staff has consistently taken the position that a stockholder proposal may be excluded under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal nor the company implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); see also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Failure to define a key term in a proposal can create such fatal vagueness, particularly if the proposal would therefore be subject to multiple, inconsistent interpretations; for example, the Staff recently granted no-action relief under Rule 14a-8(i)(3) with regard to a proposal submitted to a number of companies that did not clarify what was meant by "change in control" or "a pro rata basis". Newell Rubbermaid Inc. (January 11, 2013); AT&T Inc. (January 10, 2013); Baxter International Inc. (January 10, 2013); Bristol-Myers Squibb Co. (January 10, 2013); General Dynamics Corp. (January 10, 2013); PepsiCo, Inc. (January 10, 2013); Praxair, Inc. (January 10, 2013).

But it should also be noted that inconsistencies in the proposal can also make a proposal excludable under this standard if they result in conflicting mandates. For example, in General Electric Co. (January 14, 2013), a proposal that required executives to hold all unexercised stock options for their lifetimes and then return "the shares" to the company was considered vague and indefinite, not because of any uncertainty in defining stock options or shares but because the proposal's references to stock options and shares did not make sense, so that neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions or measures the proposals requires.

The standard for independence in the Proposal, similarly, is inconsistent and therefore at least misleading, if not inexplicable. The definition in the Proposal appears simple: "An independent director is a director who has not previously served as an executive officer of our Company." However, the reference to "who has not ***previously*** served as an executive officer [emphasis added]" is confusing—previous to what?—especially in view of the Proposal's additional statement that the policy should provide how to select a new independent chairman "if a current chairman ceases to be independent between annual shareholder meetings." (The reference to annual shareholder meetings implies that the chairman is elected by the board at annual shareholder meetings, although in fact under the Company's bylaws the chairman is elected annually but at any time the board determines. For this letter's analysis, we will assume that the Proposal's reference to "annual shareholder meetings" means the occasion on which the chairman is annually elected.) Apparently the Proposal is intended to mean previous to his or her election as chairman. Under that interpretation, however, it would not be possible for a chairman to cease to be independent between elections, since the definition refers only to former service, not current. If a director becomes an executive officer during his term, it would not become true that he had "previously" served as an executive officer, unless "previously" is mean to measured day to day and minute to minute. That seems absurd, since under that interpretation current service would be indistinguishable from into past service, and the definition clearly does not refer to current service.

This may seem arcane or far-fetched, but this situation actually arose at General Motors within the past few years. In July 2009, Edward Whitacre, a director with no relationships with GM aside from his service as a director, was elected chairman of the board; in December 2009 he also became a full-time employee as Chief Executive Officer. Given the Proposal's definition of independence based on previous (not current) service, it is clear that Mr. Whitacre was independent when he was elected chairman in 2009 but not when he was elected chairman in 2010. It is not clear, however, whether or when Mr. Whitacre ceased to be independent during his 2009-2010 term as chairman. Because of this ambiguity, if the policy requested by the Proposal had been effective during that time, the Company would not have known how the Proposal should be applied or what actions or measures should have been taken.

Nothing else in the Proposal or its supporting statement clarifies this issue. While the second paragraph refers to the practice of many other companies, including other in the United Kingdom and "many international markets" in having an independent chairman, the usual definition of independence in those contexts is much broader and not limited to prior service as an executive officer. That paragraph states that "[t]his proposal" in 2012 received more than 50% support at three U.S. companies, Sempra Energy. In fact, the Sempra Energy proposal (February 2, 2012) differed from the Proposal by defining independence using the Corporate Governance Standards of the New York Stock Exchange (the "NYSE"), supplemented by the requirement that the director "has not previously served as an executive officer." Under that definition, a chairman could clearly cease to be independent during his or her term, since the NYSE standards were broader and not exclusively focused on former service as an executive officer. In contrast, the Proposal's narrow definition of independence, including the statement that a chairman could cease to be independent during his or her term, could impose contradictory mandates, and neither GM nor its stockholders could be certain how it should be implemented. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

Moreover, the Proposal may be excluded under Rule 14a-8(i)(8), since it could affect the upcoming election of directors. On January 29, 2013, General Motors received a notice under its bylaws from a stockholder who intends to nominate the proponent, John Chevedden, as well as himself and another individual for election to the board at the GM's 2013 annual meeting (Exhibit B). According to this notice, the stockholder intends to solicit proxies in connection with this nomination. Mr. Chevedden is aware of this proposed nomination and has consented in writing (Exhibit C).

The SEC has long held "with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12] are applicable thereto." Release

No. 34-12598 (July 7, 1976). The exclusion provided in subsection (i)(8) is intended to ensure that the stockholder proposal process is not used to circumvent the more demanding rules governing election contests. So while subsection (i)(8) has been used to exclude proposals that specifically sought to make nominations to the board, see, e.g., Electromed, Inc. (October 2, 2012); Vicon Industries, Inc. (February 14, 2012); Patriot Scientific Corp. (August 13, 2010), or requested the removal of directors, see, e.g., ES Bancshares, Inc. (February 2, 2011), Marriott International, Inc. (March 12, 2010), it also authorizes the exclusion of a proposal if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [o]therwise could affect the outcome of the upcoming election of directors."

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment or character of directors who will stand for reelection at the next annual meeting. See, e.g., Rite Aid Corp. (April 1, 2011); General Electric Co. (January 29, 2009); Brocade Communications Systems, Inc. (January 31, 2007). In other cases, particularly where the supporting statement is confined to reporting the opinions of others or selected factual material, see, e.g., Pfizer Inc. (December 6, 2012); URS Corp. (March 22, 2012), the Staff has not found adequate grounds for exclusion.

While the Proposal does not seek to make a nomination or remove directors, the supporting statement includes several critical assertions about certain current directors who are expected to stand for reelection at GM's 2013 annual meeting. Even if the Staff does not consider that these assertions question "the competence, business judgment, or character" of those directors, they should evaluate whether those statements "otherwise could affect the outcome of the upcoming election of directors" in light of the intended nomination of the proponent and related proxy solicitation. (Note that the grounds for exclusion are the statements "could" affect the outcome of the board, not that they are certain or intended to have an effect.) Significantly, these assertions about directors all have generally negative implications about the named individuals but have no relevance to the subject matter of the Proposal:

> This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:
>
> GMI/The Corporate Library, an independent investment research firm, was concerned that GM had 4 directors involved with a bankruptcy. David Bonderman was involved with the Magellan Health Services bankruptcy and was on our executive pay committee. Erroll Davis, Kathryn Marinello and Philip Laskawy were involved with the General Motors bankruptcy and controlled 75% of our audit committee including the chairmanship. With 14 members our board is large and 11 members might be the optimum size. A large board is less than optimal when one person controls the offices of the Chairman and CEO. Mr. Bonderman was our leader in getting negative votes. He showed that he could get 10-times as many negative votes as some of our other directors.

> Theodore Solso joined our board in 2012 and brings experience from the D-rated board (by GMI) of Ball Corporation which is aggressive in attempting to avoid shareholder proposals seeking improvement. James Mulva also joined our board in 2012 and brings experience from the D-rated board of General Electric. Thomas Schoewe joined our board in 2011 and brings experience from the D-rated board of Northrop Grumman.

While the first sentence quoted above suggests that the proponent will show a connection between the Proposal and weaknesses in General Motors' corporate governance, in fact only the statements about the size of the GM board deal with the Company's corporate governance (and the link between the number of directors and having one person serve as both chairman and CEO is simply asserted, with no discussion of the independence requirement for the chairman). All of the other statements deal with companies other than General Motors for which various members of the GM board also serve as directors, except for the observation that one GM director received significantly more negative votes than certain other directors.

Thus a large portion of the supporting statement is not relevant to the Proposal but implicates various members of the GM board, largely for their associations with other companies. It is difficult to understand why these irrelevant statements would be included for the purpose of persuading stockholders to support the Proposal's recommendation of an independent chairman policy. On the other hand, this sort of criticism of specific members of the board clearly could be intended to persuade stockholders to oppose those directors' reelection and to support the proponent's candidacy for the board. In fact, this is precisely the sort of commentary that is properly provided in a proxy solicitation, in the context of detailed information about the proponent as a candidate and his relationships with the Company and other stockholders, and its inclusion here would circumvent the requirements applicable to such a solicitation. In this particular instance, where GM has been notified that the proponent will be nominated for election at the upcoming annual meeting and that a proxy solicitation will be conducted, the Proposal and its supporting statement may be excluded under Rule 14a-8(i)(8)(v), since its content could affect the outcome of the election of the Board at that annual meeting.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive proxy materials with the SEC, and
- Concurrently sent a copy of this letter and its attachments to the proponent, Mr. Chevedden.

Mr. Chevedden may be reached by e-mail at *** FISMA & OMB Memorandum M-07-16 ***

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for GM's 2013 Annual Meeting of Stockholders. GM plans to begin printing its proxy material in early April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Corporate Secretary and Attorney

Enclosures

c: John Chevedden

Exhibit A

Fw: Rule 14a-8 Proposal (GM)`` John Chevedden
Stockholder Services to: Anne T. Larin 12/18/2012 03:26 PM
Sent by: Marianne J. Carson

From: Stockholder Services/US/GM/GMC
To: Anne T. Larin/US/GM/GMC@GM
Sent by: Marianne J. Carson/US/GM/GMC

----- Forwarded by Marianne J. Carson/US/GM/GMC on 12/18/2012 03:26 PM -----

Rule 14a-8 Proposal (GM)``

*** FISMA & OMB Memorandum M-07-16 *** to: Anne T. Larin, stockholder.services 12/17/2012 09:47 AM

From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Anne T. Larin" <stockholder.services@gm.com>, <stockholder.services@gm.com>

Dear Ms. Larin,
Please see the attached Rule 14a-8 Proposal.
Sincerely,



John Chevedden CCE00000.pdf



JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Daniel F. Akerson
Chairman of the Board
General Motors Company (GM)
300 Renaissance Ctr
Detroit MI 48265
Phone: 313 556-5000
FX: 313-667-1426

Dear Mr. Akerson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***



Date

cc: Anne T. Larin <stockholder.services@gm.com>
Corporate Secretary
stockholder.services@gm.com

[GM: Rule 14a-8 Proposal, December 17, 2012]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned that GM had 4 directors involved with a bankruptcy. David Bonderman was involved with the Magellan Health Services bankruptcy and was on our executive pay committee. Erroll Davis, Kathryn Marinello and Philip Laskawy were involved with the General Motors bankruptcy and controlled 75% of our audit committee including the chairmanship. With 14 members our board is large and 11 members might be the optimum size. A large board is less than optimal when one person controls the offices of the Chairman and CEO. Mr. Bonderman was our leader in getting negative votes. He showed that he could get 10-times as many negative votes as some of our other directors.

Theodore Solso joined our board in 2012 and brings experience from the D-rated board (by GMI) of Ball Corporation which is aggressive in attempting to avoid shareholder proposals seeking improvement. James Mulva also joined our board in 2012 and brings experience from the D-rated board of General Electric. Thomas Schoewe joined our board in 2011 and brings experience from the D-rated board of Northrop Grumman.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Receipt of Stockholder Proposal


Anne T. Larin to: FISMA & OMB Memorandum M-07-16 *** 12/19/2012 10:50 AM
Bcc: Beverly Bugeja, Gregory Lau, Angelo Bernabei, Sheena M. Bailey

From: Anne T. Larin/US/GM/GMC
To: *** FISMA & OMB Memorandum M-07-16 ***
Bcc: Beverly Bugeja/US/GM/GMC@GM, Gregory Lau/US/GM/GMC@GM, Angelo Bernabei/US/GM/GMC@GM, Sheena M. Bailey/US/GM/GMC@GM

To John Chevedden:

GM's response to your letter of December 17, 2012 submitting a stockholder proposal for the 2013 Annual Stockholders Meeting is attached, as well as the enclosures referred to in the letter.


Chedevedden response 1219.pdf


Rule 14a-8.pdf


Staff Legal Bulletin 14G.pdf


Staff Legal Bulletin 14F.pdf

Anne T. Larin
Corporate Secretary
Phone: 313-665-4927
Fax: 313-667-1426



Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan, 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

December 19, 2012

BY E-MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On December 17, 2012 General Motors received your fax and e-mail submitting a stockholder proposal for the 2013 Annual Meeting of Stockholders.

According to our transfer agent, you are not a record owner of GM common stock. As you know, under Proxy Rule 14a-8 (a copy of which is accompanying this letter) a stockholder must have continuously held at least $2,000 in market value of voting securities to be eligible to submit a stockholder proposal. Please provide us with evidence that you satisfy the stock ownership requirements of Rule 14a-8. Your proposal was sent (bright and early your time) on December 17, so your proof of ownership should cover the period from December 18, 2011 through December 17, 2012.

Subsections (2)(i) and (ii) of Question 2 of Rule 14a-8 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

If the evidence of your beneficial ownership of GM stock is a written statement under Subsection 2(i) quoted above, the documentation must be provided by bank, broker or securities intermediaty that is a DTC participant or its affiliate. Some banks and brokers are DTC participants, but not all of them. The SEC Legal Staff provided additional information about this documentation in 2011 and 2012 in two bulletins that I am sending with this letter. In Staff Legal Bulletin 14F issued in 2011, the SEC Staff provided the following information about how to determine if a certain bank or broker participates in DTC and, if not, how to obtain the required evidence:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-

8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

9. In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

As stated in Question 6(1) of Rule 14a-8, you must send satisfactory evidence of stock ownership no later than 14 days after you receive this letter. If you do not send the required evidence within that time, we may omit the proposal from the proxy statement for the 2013 Annual Meeting.

Please direct your stock ownership information to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24), at my e-mail address anne.t.larin@gm.com, or by fax at 313-667-1426.

Best wishes for a happy holiday season.

Very truly yours,



Anne T. Larin
Corporate Secretary

Encls: Rule 14a-8, Staff Legal Bulletin No. 14F (CF) (October 18, 2011), Staff Legal Bulletin No. 14G (CF) (October 16, 2012)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

   A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

    2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

    2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

    3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

    1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit B

Fx 313 667-1426
A. Larin

GENERAL MOTORS Co.

Notice of Stockholder Nomination Board of Directors

Bylaw Sec 1.1

(a) I  John Lauve *** FISMA & OMB Memorandum M-07-16 *** intend to make Nominations at the 2013 meeting of Stockholders.

(b) I own stock + will appear at the meeting to nominate 3 people.

(c) (i) record 1 share
(ii) beneficial 1 share

(d)
1) John LAUVE
2) John Chevedden
3) Dean Fitzpatrick

(e) • Require Directors to "evaluate" assigned cars other than Cadillacs + Volts. + trucks High Volume cars like chev + Buicks
• Stop counting China cars that GM makes no revenue as GM sales.
• Matters related to election of Directors.

(g) I intend to solicit proxies

[signature]
29 Jan. 2013

*** FISMA & OMB Memorandum M-07-16 ***

Nominee for Director
General Motors Company (GM)
2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Age 66
Writer – self employed
GM stock ownership: 100 shares

No understandings with Nominator

I agree to serves as a director of General Motors if elected.

[signature] January 27, 2012